Mail Stop 3561

      							July 27, 2005

Mr. James Sullivan
Chief Financial Officer
8x8, Inc.
3151 Jay Street
Santa Clara, CA 95054

	Re:	8x8, Inc.
      Form 10-K for Fiscal Year Ended March 31, 2005
		Filed June 14, 2005


Dear Mr. Sullivan:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for Fiscal Year Ended March 31, 2005

Results of Operations
Cost of Product Revenues

1. We refer to your statements that you have offered incentives to customers who purchase terminal adapters in your retail channels to offset the cost of the equipment purchased from a retailer. In accordance with EITF 00-21, a portion of Packet8 revenues is allocated to product revenues, but these revenues are less than the cost of the terminal adapters. With regard to this statement;
* Tell us the nature of incentives offered and how you account for them.
* Tell us in more detail why the product costs exceed product revenue.
* Provide us with examples showing journal entries for both the product revenue and product cost.
* Refer to the accounting literature you relied upon.

2. We note that for the year ended March 31, 2005, you reversed $75,000 of writedowns related to semiconductor product inventory and reversed approximately $120,000 or royalty and $ 103,000 of warranty reserves related to your former video semiconductor and PSTN videophone products as a result of changes in estimates. In this regard provide us and disclose in future filing;
* A roll-forward reconciliation of your inventory valuation account.
Tell us in more detail why inventory reserves for the semiconductor product inventory were reversed in the years ended March 31, 2005 and
2004.
* A tabular reconciliation of changes in product warranty liability in accordance with paragraph 14 of FIN 45. Tell us in detail why you reversed warranty reserves in the years ended March 31, 2005 and 2004.
* Tell us the nature of royalty reserves and how you account for them. Refer to accounting literature used.

1. The Company and its Significant Accounting Policies
Concentration

3. We note that at March 31, 2005, three customers accounted for 26%,
16% and 11%, respectively, of accounts receivable. We also note that in your segment reporting footnote (note 12) that no customers represented more than 10% of your total revenue in fiscal 2005 and two customers represented 26% and 16% of your total revenue in fiscal
2004. Furthermore, according to your consolidated balance sheet it appears that your allowance for doubtful account is about 6% of total accounts receivable. In this regard tell us why these three customers represent such a significant portion of accounts receivable at March 31, 2005.

9. Commitments and Contingencies
Legal Proceedings

4. We note your disclosure that you are involved in various other legal that have arisen in the normal course of operations. We also note your disclosure in critical accounting policies stating that your current estimated range of liability related to pending intellectual property and other litigation is based on claims and exposures for which you can estimate the amount and range of loss and that you have recorded a minimum estimated liability related to those claims where there is a range of loss. Please tell us and disclose in future filings the nature of all material litigations and an estimate of the possible loss or range of loss. Refer to paragraph
9-10 of SFAS 5.

10. Stockholders` Equity
1999 Nonstatutory Stock Option Plan

5. We note that you recognized stock compensation expense in fiscal
2004 of $1.3 million, which was comprised of: i) $1,164,000 attributable to the change in option terms for certain employees that terminated employment, ii) $143,000 attributed to a change in option terms for a director of the Company upon his resignation from the Board. In this regard tell us specifically what option terms changed for these employees and directors. Tell us why the change in option terms resulted in stock compensation expense. Refer to your basis in accounting literature.

12. Segment Reporting

6. We note that you have three revenue streams, packet8 service and equipment, semiconductors and related software, and hosted iPBX solutions. Using the guidance in paragraph 10 of SFAS 131, tell us how you determine your operating segments and describe for us the reports your Chief Operating Decision Maker reviews when assessing operating segment information. Specifically discuss the measure of profit and loss reviewed by the Chief Operating Decision Maker. If you have aggregated several operating segments into one reportable segment, tell us how determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Consolidated Quarterly Financial Data

7. Tell us why total revenue was particularly high in the quarter ended December 31, 2003. In future filings, disclose any seasonality or trend regarding revenue.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. In addition, you should make corresponding changes to the pending registration statement on Form S-3 to the extent applicable. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. James Sullivan
8x8, Inc.
July 27, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE